Exhibit T3.E4

Credivalores announces that it will launch an exchange offer for its
8.875% senior unsecured 2025 bonds, with the support of the Ad Hoc
Committee of Bondholders, in the coming days.

●	Credivalores, a leading non-banking financial institution in the region with over $12 trillion loans granted, has reached an agreement with its Ad Hoc Committee of Bondholders.

●	This transaction will strengthen Credivalores´ capital structure, improve its debt maturity profile, and significantly reduce its refinancing requirements.

●	The bond refinancing will allow the company to reinforce its capital structure and contribute to its long-term financial sustainability.

●	The entity will use the 30-day grace period, following the progress it has made, to materialize these efforts.

Bogotá, February 7, 2024. Credivalores, a leading non-banking financial institution, announces the launch of an exchange offer for its 8.875% senior unsecured 2025 bonds, with the full support of the Ad Hoc Committee of Bondholders. The current outstanding amount of bonds is US$210.8 million. This transaction will support Credivalores’ long-term sustainability and commitment to provide access to financial solutions to underprivileged sectors.

Credivalores has reached agreements with its main bondholders on the terms of an exchange offer. Consequently, the company will use the 30-day grace period provided in the bond issuance agreement to materialize these efforts. This development strengthens the company’s position and underscores the collaborative spirit between the company and its investors. Furthermore, this support marks a shared commitment to overcoming challenges and ensuring long-term success.

During this period, Credivalores will continue its business operations as usual, and the proposed exchange offer will not have any effect on the company’s commercial operations or the payment of obligations owed to other local and international creditors and stakeholders, including commercial creditors and other lenders.

The company will continue to provide a high level of responsiveness to its customers, suppliers, and business partners without interruption, while also continuing to work with the responsibility and commitment that have characterized Credivalores to continue supporting the goals of its more than 700,000 clients.

More information:

Nathalie Valencia Barrera
ir@credivalores.com
Investor Relations Lead

fernandocuellar@dattis.com

3188272999